NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (this "Agreement") is dated as of _____ and is made by and among Chadsworth Drive Swim Club Inc., a South Carolina nonprofit corporation (the "Company"), and the purchasers of the Notes (as defined herein) identified on the signature pages hereto (each a "Purchaser" and collectively, the "Purchasers").

RECITALS

WHEREAS, the Company is offering up to $1,500,000 in aggregate principal amount of Notes.

WHEREAS, the Notes are being offered on a registered funding portal, Vicinity LLC (the "Funding Portal").

WHEREAS, the offer and sale of the Notes by the Company is being made in reliance upon the exemptions from registration available under Regulation Crowdfunding.

WHEREAS, each Purchaser is willing to purchase from the Company a Note in the principal amount set forth on such Purchaser's respective signature page hereto (the "Note Amount") in accordance with the terms, subject to the conditions and in reliance on, the recitals, representations, warranties, covenants and agreements set forth herein and in the Notes.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

1.   **DEFINITIONS**.

        1.1   Defined Terms. The following capitalized terms used in this Agreement and in the Notes have the meanings defined or referenced below. Certain other capitalized terms used only in specific sections of this Agreement may be defined in such sections.

        "Affiliate(s)" means, with respect to any Person, such Person's immediate family members, partners, members or parent and subsidiary corporations, and any other Person directly or indirectly controlling, controlled by, or under common control with such Person and their respective Affiliates.

        "Agreement" has the meaning set forth in the preamble hereto.

        "Business Day" means any day other than a Saturday, Sunday or any other day which is a federal legal holiday in the State of South Carolina.

        "Bylaws" means the Bylaws of the Company, as in effect on the Closing Date.

        "Closing" has the meaning set forth in Section 2.4.

        "Closing Date" means November 30, 2022.

        "Company" has the meaning set forth in the preamble hereto and shall include any successors to the Company.

"Disbursements" has the meaning set forth in Section 3.1.

"Event of Default" has the meaning set forth in the Notes.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Funding Portal" has the meaning set forth in the Recitals.

"Indebtedness" means: (i) all items arising from the borrowing of money that would be included in determining total liabilities as shown on the consolidated balance sheet of the Company; and (ii) all obligations for indebtedness secured by any lien in property owned by the Company whether or not such obligations shall have been assumed; *provided*, *however*, Indebtedness shall not include Indebtedness created, incurred or maintained in the ordinary course of the Company's business and consistent with customary practices and applicable laws.

"Material Adverse Effect" means any change or effect that (i) is or would be reasonably likely to be material and adverse to the financial condition, results of operations or business of the Company, on a consolidated basis, or (ii) would or would be reasonably likely to materially impair the ability of the Company to perform its obligations under any of the Transaction Documents, or otherwise materially impede the consummation of the transactions contemplated hereby; *provided*, *however*, that "Material Adverse Effect" shall not be deemed to include the impact of (1) general geopolitical, economic or capital market conditions not specifically related to the Company or the Purchasers, (2) direct effects of compliance with this Agreement on the operating performance of the Company or the Purchasers, including expenses incurred by the Company or the Purchasers in consummating the transactions contemplated by this Agreement, and (3) the effects of any action or omission taken by the Company with the prior written consent of the Purchasers, and vice versa, or as otherwise contemplated by this Agreement and the Notes.

"Maturity Date" means November 30, 2030.

"Note" means the Note (or collectively, the "Notes") in the form attached as Exhibit A hereto, as amended, restated, supplemented or modified from time to time, and each Note delivered in substitution or exchange for such Note.

"Note Amount" has the meaning set forth in the Recitals.

"Person" means an individual, a corporation (whether or not for profit), a partnership, a limited liability company, a joint venture, an association, a trust, an unincorporated organization, a government or any department or agency thereof (including a Governmental Agency) or any other entity or organization.

"Property" means any real property owned or leased by the Company.

"Purchaser" or "Purchasers" has the meaning set forth in the preamble hereto.

"Regulation Crowdfunding" has the meaning set forth in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended.

"Transaction Documents" has the meaning set forth in Section 3.2.1.

1.2   Interpretations. The foregoing definitions are equally applicable to both the singular and plural forms of the terms defined. The words "hereof", "herein" and "hereunder" and words of like import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "including" when used in this Agreement without the phrase "without limitation," shall mean "including, without limitation." All references to time of day herein are references to Eastern Time unless otherwise specifically provided. All references to this Agreement and Notes shall be deemed to be to such documents as amended, modified or restated from time to time. With respect to any reference in this Agreement to any defined term, (i) if such defined term refers to a Person, then it shall also mean all heirs, legal representatives and permitted successors and assigns of such Person, and (ii) if such defined term refers to a document, instrument or agreement, then it shall also include any amendment, replacement, extension or other modification thereof.

1.3 **Exhibits Incorporated**. All Exhibits attached are hereby incorporated into this Agreement.

2. **Term Loan**.

2.1 **Certain Terms**. Subject to the terms and conditions herein contained, the Company hereby agrees to issue and sell to the Purchasers, severally and not jointly, Notes in an aggregate principal amount equal to the aggregate of the Note Amounts. The Purchasers, severally and not jointly, each agree to purchase the Notes from the Company on the Closing Date in accordance with the terms of, and subject to the conditions and provisions set forth in, this Agreement and the Notes. The Note Amounts shall be disbursed in accordance with Section 3.1. The Notes shall bear interest per annum as set forth in the Notes. The unpaid principal balance of the Notes plus all accrued but unpaid interest thereon shall be due and payable on the Maturity Date, or such earlier date on which such amount shall become due and payable on account of (i) acceleration by the Purchasers in accordance with the terms of the Notes and this Agreement or (ii) the Company's delivery of a notice of redemption or repayment in accordance with the terms of the Notes. The Company shall be permitted to prepay the Notes at any time without any penalty or premium.

2.2 **Maturity Date**. On the Maturity Date, all sums due and owing under this Agreement and the Notes shall be repaid in full. The Company acknowledges and agrees that the Purchasers have not made any commitments, either express or implied, to extend the terms of the Notes past their Maturity Date, and shall not extend such terms beyond the Maturity Date unless the Company and the Purchasers hereafter specifically otherwise agree in writing.

2.3 **Unsecured Obligations**. The obligations of the Company to the Purchasers under the Notes shall be unsecured and not covered by a guarantee of the Company or an Affiliate of the Company.

2.4 **The Closing**. The closing of the sale and purchase of the Notes (the "Closing") shall occur remotely via the electronic or other exchange of documents and signature pages, on the Closing Date, or at such other place or time or on such other date as the parties hereto may agree.

2.5 **Payments**. The Company agrees that matters concerning payments and application of payments shall be as set forth in this Agreement and in the Notes.

2.6 **Right of Offset**. Each Purchaser hereby expressly waives any right of offset it may have against the Company.

2.7 **Use of Proceeds**. The Company shall use the net proceeds from the sale of the Notes fund construction and setup costs of The Pool at Hollingsworth Park, to include the pool, swim deck, and clubhouse/structures; furniture, fixtures and equipment; landscaping & fencing; security and lighting equipment; and associated fees & expenses, including architecture and structural engineering; permitting & fees; and deal fees & expenses.

3. **DISBURSEMENT**.

3.1 **Disbursement**. On the Closing Date, assuming all of the terms and conditions set forth in Section 3.2 have been satisfied by the Company and the Company has executed and delivered to each of the Purchasers this Agreement and such Purchaser's Note and any other related documents in form and substance reasonably satisfactory to the Purchasers, each Purchaser shall disburse by wire transfer to the Company in immediately available funds the Note Amount set forth on each Purchaser's respective signature page hereto in exchange for a Note with a principal amount equal to such Note Amount (the "Disbursement"). The Company will deliver to the respective Purchaser one or more certificates representing the Notes in definitive form (or provide evidence of the same with the original to be delivered by the Company by overnight delivery on the next calendar day in accordance with the delivery instructions of the Purchaser), registered in such names and denominations as such Purchasers may request.

3.2 **Conditions Precedent to Disbursement**.

3.2.1 **Conditions to the Purchasers' Obligation.** The obligation of each Purchaser to consummate the purchase of the Notes to be purchased by them at Closing and to effect the Disbursement is subject to delivery by or at the direction of the Company to such Purchaser this Agreement and the Notes (collectively, the "Transaction Documents"), each duly authorized and executed by the Company.

3.2.2 **Conditions to the Company's Obligation.** With respect to a given Purchaser, the obligation of the Company to consummate the sale of the Notes and to effect the Closing is subject to delivery by or at the direction of such Purchaser to the Company of this Agreement, duly authorized and executed by such Purchaser, and the Company's receipt of the Note Amount set forth on such Purchaser's signature page.

4. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**.

The Company hereby represents and warrants to each Purchaser as follows:

4.1 **Organization of the Company**. The Company is a duly organized nonprofit corporation, is validly existing and in good standing under the laws of South Carolina and has all requisite corporate power and authority to conduct its business and activities as presently conducted, to own its properties, and to perform its obligations under the Transaction Documents. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.2 **No Impediment to Transactions**.

4.2.1 **Transaction is Legal and Authorized**. The issuance of the Notes, the borrowing of the aggregate of the Note Amount, the execution of the Transaction Documents and compliance by the Company with all of the provisions of the Transaction Documents are within the corporate and other powers of the Company.

4.2.2 **Agreement**. This Agreement has been duly authorized, executed and delivered by the Company, and, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

4.2.3 **Notes.** The Notes have been duly authorized by the Company and when executed by the Company and issued, delivered to and paid for by the Purchasers in accordance with the terms of the Agreement, will have been duly executed, authenticated, issued and delivered, and will constitute the legal, valid and binding obligations of the Company and enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

5. **REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS**.

Each Purchaser hereby represents and warrants to the Company, and covenants with the Company, severally and not jointly, as follows:

5.1 **Legal Power and Authority**. Purchaser has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. If Purchaser is an entity, it is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

5.2 **Authorization and Execution**. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of such Purchaser, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement is a legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

5.3 **No Conflicts**. Neither the execution, delivery or performance of the Transaction Documents nor the consummation of any of the transactions contemplated thereby will conflict with, violate, constitute a breach of or a default (whether with or without the giving of notice or lapse of time or both) under (i) Purchaser's organizational documents, (ii) any agreement to which Purchaser is party, (iii) any law applicable to it or (iv) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting Purchaser.

5.4 **Purchase for Investment**. Purchaser is purchasing the Note for its own account and not with a view to distribution and with no present intention of reselling, distributing or otherwise disposing of the same. Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, Indebtedness or commitment providing for, or which is likely to compel, a disposition of the Notes in any manner.

5.5 **Investor Status**. The Purchaser: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

5.6 **Financial and Business Sophistication**. It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment in the Notes. It has relied solely upon its own knowledge of, and/or the advice of its own legal, financial or other advisors with regard to, the legal, financial, tax and other considerations involved in deciding to invest in the Notes.

5.7 **Ability to Bear Economic Risk of Investment**. It recognizes that an investment in the Notes is a speculative investment that involves substantial risk, including risks related to the Company's business, operating results, financial condition and cash flows, which risks it has carefully considered in connection with making an investment in the Notes. It has the ability to bear the economic risk of the prospective investment in the Notes, including the ability to hold the Notes indefinitely, and further including the ability to bear a complete loss of all of its investment in the Company.

5.8 **Information**. Purchaser acknowledges that (i) it is not being provided with the disclosures that would be required if the offer and sale of the Notes were registered under the Securities Act, nor is it being provided with any offering circular, private placement memorandum or prospectus prepared in connection with the offer and sale of the Notes; (ii) it has conducted its own examination of the Company and the terms of the Notes to the extent it deems necessary to make its decision to invest in the Notes; and (iii) it has availed itself of publicly available financial and other information concerning the Company to the extent it deems necessary to make its decision to purchase the Notes (including meeting with representatives of the Company). Purchaser further acknowledges that it has had the opportunity to review the information set forth in the Company's Form C, the exhibits and schedules thereto and hereto, and the information provided by the Funding Portal in connection with the transactions contemplated by this Agreement.

5.9 **Access to Information**. Purchaser acknowledges that it and its advisors have been furnished with all materials relating to the business, finances and operations of the Company that have been requested by it or its advisors, have reviewed a copy of the Company's Form C and given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning terms and conditions of the transactions contemplated by this Agreement in order to make an informed and voluntary decision to enter into this Agreement.

5.10 **Investment Decision**. Purchaser has made its own investment decision based upon its own judgment, due diligence and advice from such advisors as it has deemed necessary and not upon any view expressed by any other Person or entity, including the Funding Portal. Neither such inquiries nor any other due diligence investigations conducted by it or its advisors or representatives, if any, shall modify, amend or affect its right to rely on the Company's representations and warranties contained herein. It is not relying upon, and has not relied upon, any advice, statement, representation or warranty made by any Person by or on behalf of the Company, including, without limitation, the Funding Portal, except for the express statements, representations and warranties of the Company made or contained in this Agreement. Furthermore, it acknowledges that (i) the Funding Portal has not performed any due diligence review on behalf of it and (ii) nothing in this Agreement or any other materials presented by or on behalf of the Company to it in connection with the purchase of the Notes constitutes legal, tax or investment advice.

5.11 **Private Placement; No Registration; Restricted Legends**. Purchaser understands and acknowledges that the Notes are being sold by the Company without registration under the Securities Act in reliance on the exemption from federal and state registration set forth in Regulation Crowdfunding or any state securities laws, and accordingly, may be resold, pledged or otherwise transferred only if exemptions from the Securities Act and applicable state securities laws are available to it. Purchaser further acknowledges Purchaser's primary responsibilities under the Securities Act and, accordingly, will not sell or otherwise transfer the Notes or any interest therein without complying with the requirements of the Securities Act and the rules and regulations promulgated thereunder and the requirements set forth in this Agreement. Neither the Funding Portal nor the Company has made or is making any representation, warranty or covenant, express or implied, as to the availability of any exemption from registration under the Securities Act or any applicable state securities laws for the resale, pledge or other transfer of the Notes, or that the Notes purchased by it will ever be able to be lawfully resold, pledged or otherwise transferred.

5.12 **Funding Portal**. It will purchase the Note(s) directly from the Company and not from the Funding Portal and understands that neither the Funding Portal nor any other broker or dealer has any obligation to make a market in the Notes.

5.13 **Accuracy of Representations**. Purchaser understands that each of the Funding Portal and the Company are relying and will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements in connection with the transactions contemplated by this Agreement, and agrees that if any of the representations or acknowledgements made by it are no longer accurate as of the Closing Date, or if any of the agreements made by it are breached on or prior to the Closing Date, it shall promptly notify the Funding Portal and the Company.

5.14 **Representations and Warranties Generally**. The representations and warranties of such Purchaser set forth in this Agreement are true and correct as of the date hereof and will be true and correct as of the Closing Date and as otherwise specifically provided herein.

6. **MISCELLANEOUS**.

6.1 **Prohibition on Assignment by the Company**. Except as described in the Notes, the Company may not assign, transfer or delegate any of its rights or obligations under this Agreement or the Notes.

6.2 **Time of the Essence**. Time is of the essence for this Agreement.

6.3 **Severability**. Any provision of this Agreement which is unenforceable or invalid or contrary to law, or the inclusion of which would adversely affect the validity, legality or enforcement of this Agreement, shall be of no effect and, in such case, all the remaining terms and provisions of this Agreement shall subsist and be fully effective according to the tenor of this Agreement the same as though any such invalid portion had never been included herein. Notwithstanding any of the foregoing to the contrary, if any provisions of this Agreement or the application thereof are held invalid or unenforceable only as to particular persons or situations, the remainder of this Agreement, and the application of such provision to persons or situations other than those to which it shall have been held invalid or unenforceable, shall not be affected thereby, but shall continue valid and enforceable to the fullest extent permitted by law.

6.4 **Notices**. Any notice which any party hereto may be required or may desire to give hereunder shall be deemed to have been given if in writing and if delivered personally, or if mailed, postage prepaid, by United States registered or certified mail, return receipt requested, or if delivered by a responsible overnight commercial courier promising next business day delivery, addressed:

if to the Company: Chadsworth Drive Swim Club Inc.
18 Algonquin Trail
Greenville, SC 29607

Attention: Christopher Babcock
Tel:

if to the Purchasers: To the address indicated on such Purchaser's signature page.

or to such other address or addresses as the party to be given notice may have furnished in writing to the party seeking or desiring to give notice, as a place for the giving of notice; provided that no change in address shall be effective until five (5) Business Days after being given to the other party in the manner provided for above. Any notice given in accordance with the foregoing shall be deemed given when delivered personally or, if mailed, three (3) Business Days after it shall have been deposited in the United States mails as aforesaid or, if sent by overnight courier, the Business Day following the date of delivery to such courier (provided next business day delivery was requested).

      6.5   **Successors and Assigns**. This Agreement shall inure to the benefit of the parties and their respective heirs, legal representatives, successors and assigns; except that (i) unless a Purchaser consents in writing, no assignment made by the Company in violation of this Agreement shall be effective or confer any rights on any purported assignee of the Company, and (ii) without the prior written consent of the Company, no assignment made by a Purchaser shall be effective or confer any rights on any purported assignee of Purchaser. The term "successors and assigns" will not include a purchaser of any of the Notes from any Purchaser merely because of such purchase but shall include a purchaser of any of the Notes pursuant to an assignment with the consent of the Company.

      6.6   **No Joint Venture**. Nothing contained herein or in any document executed pursuant hereto and no action or inaction whatsoever on the part of a Purchaser, shall be deemed to make a Purchaser a partner or joint venturer with the Company.

      6.7   **Documentation**. All documents and other matters required by any of the provisions of this Agreement to be submitted or furnished to a Purchaser shall be in form and substance reasonably satisfactory to such Purchaser.

      6.8   **Entire Agreement**. This Agreement and the Notes, along with any exhibits hereto and thereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and may not be modified or amended in any manner other than by supplemental written agreement executed by the parties hereto. No party, in entering into this Agreement, has relied upon any representation, warranty, covenant, condition or other term that is not set forth in this Agreement or in the Notes.

      6.9   **Choice of Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without giving effect to its laws or principles of conflict of laws. Nothing herein shall be deemed to limit any rights, powers or privileges which a Purchaser may have pursuant to any law of the United States of America or any rule, regulation or order of any department or agency thereof and nothing herein shall be deemed to make unlawful any transaction or conduct by a Purchaser which is lawful pursuant to, or which is permitted by, any of the foregoing.

      6.10   **No Third Party Beneficiary**. This Agreement is made for the sole benefit of the Company and the Purchasers, and no other Person shall be deemed to have any privity of contract hereunder nor any right to rely hereon to any extent or for any purpose whatsoever, nor shall any other Person have any right of action of any kind hereon or be deemed to be a third party beneficiary hereunder; *provided*, that the Funding Portal may rely on the representations and warranties contained herein to the same extent as if it were a party to this Agreement.

      6.11   **Legal Tender of United States**. All payments hereunder shall be made in coin or currency which at the time of payment is legal tender in the United States of America for public and private debts.

      6.12   **Captions; Counterparts; Rules of Construction**. Captions contained in this Agreement in no way define, limit or extend the scope or intent of their respective provisions. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

6.13 **Waiver Of Right To Jury Trial**. TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT THEY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING IN ANY WAY IN CONNECTION WITH ANY OF THE TRANSACTION DOCUMENTS, OR ANY OTHER STATEMENTS OR ACTIONS OF THE COMPANY OR THE PURCHASERS. THE PARTIES ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL SELECTED OF THEIR OWN FREE WILL. THE PARTIES FURTHER ACKNOWLEDGE THAT (I) THEY HAVE READ AND UNDERSTAND THE MEANING AND RAMIFICATIONS OF THIS WAIVER, (II) THIS WAIVER HAS BEEN REVIEWED BY THE PARTIES AND THEIR COUNSEL AND IS A MATERIAL INDUCEMENT FOR ENTRY INTO THIS AGREEMENT AND (III) THIS WAIVER SHALL BE EFFECTIVE AS TO EACH OF SUCH TRANSACTION DOCUMENTS AS IF FULLY INCORPORATED THEREIN.

6.14 **Expenses**. Except as otherwise provided in this Agreement, each of the parties will bear and pay all other costs and expenses incurred by it or on its behalf in connection with the transactions contemplated pursuant to this Agreement.

6.15 **Survival**. Each of the representations and warranties set forth in this Agreement shall survive the consummation of the transactions contemplated hereby for a period of one year after the date hereof. Except as otherwise provided herein, all covenants and agreements contained herein shall survive until, by their respective terms, they are no longer operative.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company has caused this Note Purchase Agreement to be executed by its duly authorized representative as of the date first above written.

<u>**COMPANY**</u>**:**

CHADSWORTH DRIVE SWIM CLUB INC.

By: _____

Name:

Title:

IN WITNESS WHEREOF, the Purchaser has caused this Note Purchase Agreement to be executed by its duly authorized representative as of the date first above written.

<u>**PURCHASER:**</u>

By: _____

        Name:

        Title:

<u>Address of Purchaser</u>:

<u>Principal Amount of Purchased Note</u>:

$

EXHIBIT A

FORM OF NOTE

NOTE

CHADSWORTH DRIVE SWIM CLUB INC.

6% FIXED RATE NOTE
DUE NOVEMBER 30, 2030

THE INDEBTEDNESS EVIDENCED BY THIS NOTE OF CHADSWORTH DRIVE SWIM CLUB INC. (THE "COMPANY") IS UNSECURED, IS NOT A DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSITORS INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY OR FUND.

THIS NOTE MAY BE SOLD ONLY IN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE SECURITIES LAWS. THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

No. [•]

CHADSWORTH DRIVE SWIM CLUB INC.

6% FIXED RATE NOTE
DUE NOVEMBER 30, 2030

1.   Notes. This Note is one of an issue of notes of Chadsworth Drive Swim Club Inc., a South Carolina nonprofit corporation (the "Company"), designated as the "6% Fixed Rate Notes due November 30, 2030" (the "Notes") issued pursuant to that Note Purchase Agreement, dated as of November 30, 2022, by and among the Company and the several purchasers of the Notes identified on the signature pages thereto (the "Purchase Agreement").

2.   Payment. The Company, for value received, promises to pay to _____ the principal sum of $_____ (U.S. Dollars), plus accrued but unpaid interest on November 30, 2030 ("Stated Maturity") and to pay interest thereon from and including November 30, 2022 (the "Issue Date") to but excluding the earlier redemption date contemplated by Section 4 of this Note, at the rate of 6% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months and payable semi-annually in arrears on May 31 and November 30 of each year (each payment date, a "Payment Date"). Beginning on the Payment Date that is one (1) year following the Issue Date, the Company shall repay the principal in equal installments based on a twenty (20) year amortization period, with the remaining principal to be paid on the Stated Maturity or the earlier redemption date contemplated by Section 4 of this Note. Any payment of principal of or interest on this Note that would otherwise become due and payable on a day which is not a Business Day (as defined below) shall become due and payable on the next succeeding Business Day, with the same force and effect as if made on the date for payment of such principal or interest, and no interest will accrue in respect of such payment for the period after such day. As used herein, "Business Day" shall mean any day which is neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in the State of South Carolina. Dollar amounts resulting from interest calculations will be rounded to the nearest cent, with one half cent being rounded upward.

3.   Events of Default. Each of the following events shall constitute an "Event of Default":

(i)   the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case or proceeding under any applicable bankruptcy, insolvency, or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, and such decree or order will have continued unstayed and in effect for a period of ninety (90) consecutive days;

(ii)   the commencement by the Company of a voluntary case under any applicable bankruptcy, insolvency or reorganization law, now or hereafter in effect of the United States or any political subdivision thereof, or the consent by the Company to the entry of a decree or order for relief in an involuntary case or proceeding under any such law;

(iii)   the Company (A) becomes insolvent or is unable to pay its debts as they mature, (B) makes an assignment for the benefit of creditors, or (C) admits in writing its inability to pay its debts as they mature;

(iv)   the failure of the Company to pay any installment of interest on any of the Notes as and when the same will become due and payable, and the continuation of such failure for a period of thirty (30) days;

(v)   the failure of the Company to pay all or any part of the principal of any of the Notes as and when the same will become due and payable, and the continuation of such failure for a period of thirty (30) days;

(vi)   the liquidation of the Company (for the avoidance of doubt, "liquidation" does not include any merger, consolidation, sale of equity or assets or reorganization (exclusive of a reorganization in bankruptcy) of the Company); or

(vii)   the failure of the Company to perform any other covenant or agreement on the part of the Company contained in the Notes, and the continuation of such failure for a period of thirty (30) days after the date on which notice specifying such failure, stating that such notice is a "Notice of Default" hereunder and demanding that the Company remedy the same, will have been given to the Company by a Noteholder.

4.   <u>Prepayments</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   <u>Failure to Make Payments</u>. In the event of any failure by the Company to make any required payment of principal or interest on this Note (and such failure to pay shall have continued for thirty (30) calendar days), the Company will, upon demand of the Noteholders, pay to the Noteholders the amount then due and payable on this Note for principal and interest (without acceleration of this Note in any manner), with interest on the overdue principal and interest at the rate borne by this Note, to the extent permitted by applicable law. If the Company fails to pay such amount upon such demand, the Noteholders may, among other things, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company and collect the amounts adjudged or decreed to be payable in the manner provided by law out of the property of the Company.

6.   <u>Payment Procedures</u>. Payment of the principal and interest payable will be made by check, by wire transfer or by Automated Clearing House (ACH) transfer in immediately available funds to a bank account in the United States designated by the Noteholder. Principal and interest payable on any Payment Date shall be payable to the Noteholder in whose name this Note is registered at the close of business within three (3) Business Days of the applicable Payment Date. All payments on this Note shall be applied first against interest due hereunder; and then against principal due hereunder. In the event that the Noteholder receives payments in excess of its pro rata share of the Company's payments to the Noteholders of all of the Notes, then the Noteholder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other Noteholders upon demand by such Noteholders.

7.   <u>Form of Payment</u>. Payments of principal and interest on this Note shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

8.   <u>Priority</u>. The Notes rank *pari passu* among themselves and *pari passu*, in the event of any insolvency proceeding, dissolution, assignment for the benefit of creditors, reorganization, restructuring of debt, marshaling of assets and liabilities or similar proceeding or any liquidation or winding up of the Company with all other present or future unsecured debt obligations of the Company.

9.   Absolute and Unconditional Obligation of the Company. No provisions of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest on this Note at the times, places and rate, and in the coin or currency, herein prescribed.

10.   Successors and Assigns. This Note shall be binding upon the Company and inure to the benefit of the Noteholder and its respective successors and permitted assigns. Except with the prior written consent of the Company, a Noteholder may not assign all, or any part of, or any interest in, the Noteholder's rights and benefits hereunder. To the extent of any such assignment with the prior written consent of the Company, such assignee shall have the same rights and benefits against the Company and shall agree to be bound by and to comply with the terms and conditions of the Purchase Agreement as it would have had if it were the Noteholder hereunder.

11.   No Sinking Fund; Convertibility. This Note is not entitled to the benefit of any sinking fund. This Note is not convertible into or exchangeable for any of the equity securities, other securities or assets of the Company or any subsidiary.

12.   No Recourse Against Others. No recourse under or upon any obligation, covenant or agreement contained in this Note, or for any claim based thereon or otherwise in respect thereof, will be had against any past, present or future shareholder, employee, officer, or director, as such, of the Company or of any predecessor or successor, either directly or through the Company or any predecessor or successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of this Note by the holder of this Note and as part of the consideration for the issuance of this Note.

13.   Notices. All notices to the Company under this Note shall be in writing and addressed to the Company at: 18 Algonquin Trail, Greenville, SC 29607, Attention: Christopher Babcock, or to such other address as the Company may provide to the Noteholders (the "Payment Office"). All notices to the Noteholders shall be deemed to have been given if in writing and if delivered personally, or if mailed, postage prepaid, by United States registered or certified mail, return receipt requested, or if delivered by a nationally recognized overnight commercial courier promising next business day delivery. Any notice given in accordance with the foregoing shall be deemed given when delivered personally or, if mailed, three (3) Business Days after it shall have been deposited in the United States mails as aforesaid or, if sent by overnight courier, the Business Day following the date of delivery to such courier (provided next business day delivery was requested).

14.   Further Issues. The Company may, without the consent of the Noteholders, create and issue additional notes having the same terms and conditions of the Notes (except for the Issue Date) so that such further notes shall be consolidated and form a single series with the Notes.

15.   Governing Law; Interpretation. THIS NOTE WILL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF SOUTH CAROLINA AND WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF SOUTH CAROLINA WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THEREOF.

IN WITNESS WHEREOF, the undersigned has caused this Note to be duly executed and attested.

CHADSWORTH DRIVE SWIM CLUB INC.

By: _____

    Name:

    Title:

ATTEST:

_____

Name:

Title: